Exhibit 99.1

News Release #14/2013
2013-08-14

Baja Mining Provides Update on Boleo Technical Report

Vancouver, August 14, 2013 - Baja Mining Corp. (the “Company” or "Baja") (TSX: BAJ - OTCQB: BAJFF) has been advised by SRK Consulting Inc. that it is unable to provide the Company with a draft of the updated NI 43-101 technical report on the Boleo Project (the “Updated Boleo Technical Report”) as previously anticipated due to the ongoing discussions between the mining department of Minera y Metalurgica del Boleo, S.A.P.I. de C.V. (“MMB”), its geotechnical and mining consultants, and those of MMB’s senior lenders regarding certain key aspects of the Boleo mine plan on which consensus remains to be established. These parties continue to evaluate methods to optimize the underground mining, and determine the level of production from underground compared to open pit, the outcome of which may influence mining costs and project economics.

Accordingly, the Company has instructed SRK to suspend any further work on the Updated Boleo Technical Report for the time being, pending resolution of the complex matters relating to the mine plan. The Company is unable to provide any guidance regarding the timing of the completion of the Updated Boleo Technical Report, but will provide a further update as additional information becomes available.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this press release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

1 of 1